SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Formula Systems (1985) Ltd.

(Name of Issuer)

American Depositary Shares, each representing

one Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

346414-10-5

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

5 Haplada Street, Or Yehuda 6021805, Israel
Telephone: 972 3 5389487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 346414-10-5
1.	Names of Reporting Persons Guy Bernstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 589,151
	8.	Shared Voting Power 1,382,822 (1)
	9.	Sole Dispositive Power 589,151
	10.	Shared Dispositive Power 1,067,039 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,971,973
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 260,040 ordinary shares, and (ii) an additional 1,122,782 ordinary shares (of which 806,999 have vested or will vest within 60 days of the date hereof), all of which are held in trust for the benefit of the Reporting Person and which the Reporting Person may vote at his discretion at any time.
(2)	Consists of (i) 260,040 ordinary shares, and (ii) an additional 806,999 ordinary shares, all of which are held in trust for the benefit of the Reporting Person and all of which have vested or will vest within 60 days of the date hereof and which the Reporting Person may dispose of at his discretion at any time.
(3)	The percentage ownership reported herein is based on 14,728,782 ordinary shares of the Issuer that were outstanding as of May 13, 2017, based on information contained in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on May 16, 2017.

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed on April 11, 2016 (the “Statement”) relates to the American Depositary Shares (“ADRs”), each representing one ordinary share, par value NIS 1.0 per share (“Ordinary Shares”) of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 5 Haplada Street, Or Yehuda 6021805, Israel. Because of the 1:1 conversion ratio of ADRs to Ordinary Shares, this Amendment relates to them as a single class of equity and refers to them together as Ordinary Shares. Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement.

This Amendment is being filed by the Reporting Person (as defined in Item 2 below) to report the purchase by the Reporting Person from Asseco Poland S.A. (“Asseco”) of 589,151 Ordinary Shares on August 22, 2017, which has raised his beneficial ownership by more than one percent relative to his beneficial ownership percentage as reported in the Statement. This Amendment further includes in the beneficial ownership of the Reporting Person additional Ordinary Shares that are held in trust and that have vested since the filing of the Statement (or will vest within 60 days of the date hereof) and that may be released from trust upon the request of the Reporting Person. See paragraph (c) of Item 5 below for further details.

Item 2. Identity and Background.

(a)          Name:          This Amendment is being filed by Guy Bernstein, an individual (the “Reporting Person”).

(b)         Residence or Business Address: c/o Formula Systems (1985) Ltd., 5 Haplada Street, Or Yehuda 6021805, Israel.

(c)         Present Principal Occupation/Employment: The Reporting Person serves as Chief Executive Officer of the Issuer. The Issuer is a global software solutions and IT professional services holdings company that is principally engaged through its directly held investees in providing proprietary and non-proprietary software solutions and IT professional services, software product marketing and support, computer infrastructure and integration solutions and learning and integration. The principal address of the Issuer’s offices at which the Reporting Person is employed is set forth in Item 1 above.

(d)          Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)          Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Citizenship: Israel

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person utilized personal funds, in part, and a loan from the seller (Asseco), in part, for the financing of the purchase by the Reporting Person of the additional 589,151 Ordinary Shares reported in this Amendment. The loan has a five-year term, and is non-recourse with respect to the Ordinary Shares purchased by the Reporting Person with the proceeds of such loan.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only.

As of the filing of this Amendment, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares (except for additional Ordinary Shares with respect to which the Reporting Person will acquire beneficial ownership upon vesting following his exercise of options granted to him by the Issuer), or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the ADRs to be delisted from the NASDAQ Global Select Market or any other national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the ADRs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 14,728,782 Ordinary Shares of the Issuer that were outstanding as of May 13, 2017, based on information contained in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on May 16, 2017.

(a)        The Reporting Person beneficially owns 1,971,973 Ordinary Shares of the Issuer, representing approximately 13.4% of the issued and outstanding share capital of the Issuer. Those Ordinary Shares consist of the following:

(i) 260,040 Ordinary Shares, constituting the remaining Ordinary Shares currently held by the Reporting Person from among the 396,000 Ordinary Shares that he acquired when he exercised, in April 2010, options to purchase 396,000 Ordinary Shares granted to him by the Issuer in January 2009 in connection with his entry into his service agreement with the Issuer (the Reporting Person has sold the other 135,960 Ordinary Shares acquired upon such exercise). In accordance with the terms of the grant, all such 260,040 Ordinary Shares are currently deposited with a trustee but may be released to the Reporting Person (and may therefore be sold by the Reporting Person) upon his request at any time. In accordance with the terms of the grant, the Reporting Person is furthermore permitted to vote all of such 260,040 Ordinary Shares upon his request at any time (such Ordinary Shares may otherwise be voted by the trustee). The Reporting Person therefore shares both voting and dispositive power with respect to all of such 260,040 Ordinary Shares.

(ii) 806,999 Ordinary Shares, constituting the currently vested portion (including Ordinary Shares that may vest within 60 days of this Amendment) of the 1,122,82 Ordinary Shares that the Reporting Person acquired upon his exercise (in June 2013) of options to purchase 1,122,782 Ordinary Shares, which options were granted to the Reporting Person in March 2012, concurrently with the amendment and extension of his service agreement with the Issuer. Although these vested Ordinary Shares are held by a trustee, they may be released to the Reporting Person upon his request at any time, and the Reporting Person is entitled to vote or dispose of them, so the Reporting Person is therefore deemed to share voting and dispositive power over them.

(iii) 315,783 Ordinary Shares, constituting the unvested portion of the 1,122,782 Ordinary Shares referred to in paragraph (a)(ii) above, which are currently deposited with a trustee, but which the Reporting Person is permitted to vote upon his request at any time and with respect to which the Reporting Person is therefore deemed to share voting (although not dispositive) power.

(iv) 589,151 Ordinary Shares purchased by the Reporting Person from Asseco pursuant to a privately negotiated transaction that was consummated in Israel on August 22, 2017, at a price of NIS 124.14 per share (or $34.59 per share, based on the representative exchange rate of NIS 3.589= US $1.00 reported by the Bank of Israel as of August 3, 2017), as to which the Reporting Person possesses sole voting and dispositive power.

(b)         The Reporting Person possesses shared power to vote and direct the vote of, the Ordinary Shares described in paragraphs (a)(i) through (a)(iii) of this Item 5, and shared power to dispose or to direct the disposition of, the Ordinary Shares described in paragraphs (a)(i) and (a)(ii) of this Item 5, for the reasons described in those paragraphs, and sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of, the Ordinary Shares described in paragraph (a)(iv) of this Item 5.

(c)          On August 22, 2017, the Reporting Person purchased 589,151 Ordinary Shares from Asseco, as described in Item 1 and paragraph (a)(iv) of Item 5 of this Amendment. In addition, the Reporting Person’s beneficial ownership of Ordinary Shares has continued to increase during the last 60 days due to the vesting, on a quarterly basis, of the 1,122,782 Ordinary Shares that he acquired upon exercise of options (as described in paragraph (a)(ii) of this Item 5 above).

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the 260,040 Ordinary Shares and the 806,999 Ordinary Shares described in paragraphs (a)(i) and (a)(ii) of Item 5 above, which are held in trust for the Reporting Person, are subject to an agreement between the Reporting Person and a trustee that permits the Reporting Person to withdraw those shares from the trust and to vote and/or dispose of those shares as the Reporting Person wishes. The irrevocable voting proxy, dated November 17, 2015, that the Reporting Person executed in favor of Asseco in respect of the voting of all such shares, which was reported in the Statement, has been terminated.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Guy Bernstein
GUY BERNSTEIN

Dated: August 28, 2017